BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
June 10, 2005

Item 3: Press Release
June 14, 2005

Item 4: Summary of Material Change

The Company announced that its has received the TSX Venture Exchange acceptance to the Company’s acquisition of 100% of the Rosemont Ranch copper deposits in Pima County, Arizona and to the CDN$6,000,000 Convertible Debenture by way of non-brokered private placement.

Item 5: Full Description of Material Change

The Company is pleased to announce that the TSX Venture Exchange (the “Exchange”) has accepted for filing the acquisition of 100% of the Rosemont Ranch copper deposits in Pima County, Arizona (the “Rosemont Property”) and the CDN$6,000,000 Convertible Debenture by way of a non-brokered private placement (the “Debenture”).

The Company has the right to purchase a 100% working interest in the Property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for US$20,800,000 payable over a three year period. The Company has made the first payment of US$6,666,666.

In connection with the Debenture, the Company issued a bonus to the investor of 363,363 common shares of the Company at a deemed price of $3.30 per common share which have a hold period expiring on October 2, 2005. The Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. in connection with the transaction. Each warrant is exercisable to acquire one common share (“Warrant Share”) at $2.75 per Warrant Share for a period of one year expiring on June 14, 2006. The Warrant Shares have a hold period expiring on October 15, 2005.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke - Chairman, Gil Clausen – President, Purni Parikh – Corporate Secretary Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 14th day of June 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary